UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EXIDE TECHNOLOGIES

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

302051206

(CUSIP Number)

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack B. Corwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,424,500 shares of Common Stock

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 1,424,500 shares of Common Stock

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,424,500 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer EXIDE TECHNOLOGIES
	(b)	Address of Issuer’s Principal Executive Offices 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004

Item 2.
	(a)	Name of Person Filing Jack B. Corwin
	(b)	Address of Principal Business Office or, if none, Residence 633 W. Fifth Street, Suite 6780 Los Angeles, CA 90071
	(c)	Citizenship United States Citizen
	(d)	Title of Class of Securities Common stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number 302051206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,424,500 shares of Common Stock*
	(b)	Percent of class: 5.8%; calculated based upon the 24,541,625 shares of Common Stock issued and outstanding as of November 4, 2005, as set forth in the Company’s Form 10-Q filed on November 9, 2005.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,424,500 shares of Common Stock
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of 1,424,500 shares of Common Stock
		(iv)	Shared power to dispose or to direct the disposition of None

* The number of shares of Common Stock shown above as beneficially owned by Jack B. Corwin includes (1) 1,354,890 shares owned by the Jack B. Corwin Revocable Trust Dated 6/26/92, of which Jack B. Corwin is the sole trustee, (2) 29,920 shares owned by the Jack B. Corwin SEP Retirement Account, of which Jack B. Corwin is the account holder, and (3) 39,690 shares owned by the Jack B. Corwin IRA Account, of which Jack B. Corwin is the account holder.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2005
Date
/s/ Jack B. Corwin
Signature
Jack B. Corwin, Trustee / Account Holder
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)